FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **July 30, 2003**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



EQUANT ANNOUNCES NEW CEO AND PRESIDENT

WASHINGTON and PARIS (July 28, 2003) - Equant (NYSE: ENT) (Euronext Paris: EQU), a recognized industry leader in global IP and data services for multinational businesses, today announced that its chief operating officer, Daniel Caclin, has been designated by Equant's Supervisory Board, after a recommendation from the Nominating Committee, to replace Didier Delepine, its current president and CEO. Delepine has expressed his wishes to pursue other career opportunities and will leave the company on July 31, 2003.

Caclin will assume the responsibilities of acting president and CEO until his nomination is presented to stockholders at an Extraordinary General Meeting to be held in September.

Caclin has served as Equant's chief operating officer since June 2001. Shortly before the merger he was the CEO of Global One, and prior to that, the CEO of Transpac - companies focused on international and national data and IP services for the corporate business market. Caclin will be based in Reston, Va.

Delepine has successfully led the teams responsible for the integration of Equant and Global One and said, "I have enjoyed the eight years that I have spent at Equant and in particular my five years as president and CEO, which has been the most stimulating period of my business career. My commitment was always to see the merger completed within two years, and that has been accomplished. Consequently, I have decided that now is the right time to move on and consider other opportunities."

Caclin said: "Equant is a recognized industry leader in global IP and data services for multinational businesses. I am proud and excited to be taking the lead for what will certainly be an important next stage in Equant's history - now the restructuring is almost done and we will be focusing on developing new business opportunities and further strengthening our market leadership."



About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global data and IP network and integration services for multinational businesses. The Equant network has unmatched seamless reach, connecting key business centers in 220 countries and territories, with local support in more than 165 countries. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies with the industry's most extensive portfolio of managed network services, including the market-leading IP VPN used by 800 global businesses as of May 13, 2003. Equant, a member of the France Telecom Group, was named Best Global Carrier 2002 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

Editor's Note:
Daniel Caclin's biography and photograph are available on Equant's Web site: www.equant.com

###

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, Equant's rapid growth, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.



CONTACTS:

Equant Media Relations	**Equant Investor Relations**

North and Latin America
Fredric Emmert
+1 703 689 6010
fredric.emmert@equant.com

Europe
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

Europe
Frédéric Gielec
+33 1 46 46 21 89
frederic.gielec@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com

Asia Pacific Australasia
Shirley Ng
+65 335 6730
shirley.ng@equant.com

France Telecom
Nilou du Castel
Responsible Presse Groupe France Telecom
+ 33 1 44 44 93 93
nilou.ducastel.@francetelecom.com

Caroline Chaize
Service de Presse Groupe France Telecom
+33 1 44 44 93 93
caroline.chaize@francetelecom.com